UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of January, 2004

(Commission file No. 1-14228)

Cameco Corporation

(Translation of Registrant’s Name into English)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX
SIGNATURE
PRESS RELEASE

EXHIBIT INDEX

Exhibit No.	Description	Page No.

1.	Press Release dated January 29, 2004	3 - 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cameco Corporation

Date: January 29, 2004	By:	“Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Share
Listed	Symbol	web site address:

TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Explores Additional Capacity at Bruce Power

Saskatoon, Saskatchewan, Canada, January 29, 2004  .  .  .  .  .  .  .  .  .  .  .  .  .  .

Cameco Corporation announced today that Bruce Power will conduct a study to examine the feasibility of restarting Bruce A units 1 and 2 to serve Ontario’s growing electricity needs. The study will include a technical inspection of these reactors and an assessment of the cost to upgrade them to current operational safety standards.

“Looking at restarting these two units is a logical first step in determining if Bruce Power can play a growing role in securing Ontario’s future energy needs,” said Jerry Grandey, Cameco’s president and chief executive officer. “The study will determine if an adequate return on investment can be achieved but many other factors need to be considered, including a stable investment climate and a functioning electricity market that provides sufficient rewards for the risks taken.”

The study will also establish what improvements are needed to extend the life of the four Bruce B reactors, which will reach the end of their useful reactor lives over the next 15 years. In addition, Bruce Power will examine the feasibility of building one or more Advanced Candu Reactors currently being developed by Atomic Energy of Canada Limited.

“In an environment where nuclear generation is competitive, examining the possibility of building a new reactor is another sign of a brighter future for our industry,” said Grandey. “Expanding our nuclear business is consistent with our vision to become a dominant nuclear energy company, however, we recognize that new reactor construction is a longer term proposition.”

Cameco indirectly holds a 31.6% interest in Bruce Power Limited Partnership, which leases the Bruce nuclear plants in Ontario. Bruce Power, with its current total capacity of 4,660 megawatts, will generate enough clean electricity to supply about 20% of Ontario’s power needs.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Media & investor inquiries:	Alice Wong	(306) 956-6337
Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries	Lyle Krahn	(306) 956-6316